

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

June 22, 2009

Wenhua Guo
Chief Executive Officer
Duoyuan Global Water Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People's Republic of China

> **Re:** **Duoyuan Global Water Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 11, 2009**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 19, 2009**
> **Letter dated June 19, 2009**
> **Submitted June 19, 2009**
> **File No. 333-159651**

Dear Mr. Guo:

We have reviewed the above-referenced filings and your letter dated June 19, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 5.1</u>

1. Please file a new opinion without the assumptions in paragraphs 2.3 and 2.4 which underlie the ultimate opinion.

2.	Revise the first sentence in paragraph 3 to remove the assumption.

3.	Given the statements in Paragraphs 2 and 3 that the opinion relates to the British Virgin Island laws in effect on the date of the opinion, please file a new opinion dated as of the date of effectiveness.

4.	File an opinion that removes the assumption contained in Paragraph 3.3 regarding the entry of details into the Company's register of members, or tell us why counsel believes this assumption is necessary in providing its opinion and when in relation to closing such event will occur.

Exhibit 8.1

5.	Please refile an updated opinion as of the date of effectiveness, given the language in paragraphs 2 and 5.

6.	Refer to the fifth paragraph of the opinion.  Please file an exhibit that includes counsel's opinion as to the material federal income tax consequences, or revise this opinion to state that the tax discussion in the prospectus constitutes counsel's opinion of the material federal income tax consequences, rather than stating in this exhibit that the discussion describes the provisions of federal income tax law.

7.	Investors are entitled to rely on the opinion you file.  Please revise the second sentence of the sixth paragraph accordingly.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile):      Man Chiu Lee, Esq.